Western Asset Municipal Defined Opportunity Trust Inc.
620 Eighth Avenue, 49th Floor

New York, NY 10018

March 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Kevin Rupert, Staff Attorney

Re:	Western Asset Municipal Defined Opportunity Trust Inc.
Registration Statement on Form N-2
File Nos. 333-156784 and 811-22265

Ladies and Gentlemen:

Western Asset Municipal Defined Opportunity Trust Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on March 26, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3358.

Very truly yours,

WESTERN ASSET MUNICIPAL DEFINED
OPPORTUNITY TRUST INC.

By:	/s/ Robert I. Frenkel
Name: Robert I. Frenkel
Title: Chief Legal Officer and Secretary